SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	February	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated February 1, 2007.

DOCUMENT 1

For Immediate Release	February 1, 2007

RM: 1 - 07

GORDON THOMPSON APPOINTED PRESIDENT AND CEO OF CRYSTALLEX

TORONTO, ONTARIO, February 1, 2007 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today effective February 1st, 2007 Mr. Gordon Thompson, has been appointed President, CEO and Director of Crystallex International Corporation. Mr. Thompson, who was a director of Crystallex from 2000 to 2002, has more than 30 years experience in the financial services sector including significant expertise in raising debt and equity in Canadian and US Capital Markets including Project Finance.

More recently, Mr. Thompson served as Senior Vice President Corporate Development of NCE Resources Group/Sentry Select Capital Corp. He participated in the growth of the Oil and Gas assets from C$450 million in 2001 to over C$4 billion in 2006. In addition Mr. Thompson served as President of Strategic Energy Fund a private and public investment fund. While there, he oversaw the growth of that fund from $20 million to C$280 million over the last 4 years.

Mr. Thompson replaces Mr. Todd Bruce as President, CEO and Director of Crystallex. Appropriate compensation has been provided to Mr. Bruce in accordance with his employment agreement. Mr. Bruce has agreed to make himself available to the Company as a consultant as required. Mr. Bruce commented, “I continue to have every confidence that the final environmental permit for Las Cristinas will be secured by the Company and that Venezuela will provide the mining industry with a competitive, attractive jurisdiction.”

Mr. Fung, Chairman of the Crystallex Board of Directors stated, “The Company continues to work closely with Venezuelan authorities with a view to obtaining final permitting for the Las Cristinas gold mine.” Following a recent visit to Venezuela, Mr. Fung confirmed, “Crystallex is not aware of any impediments to granting the permit. We have an excellent working relationship with the Government of Venezuela and now that the Presidential Elections have been completed and Ministers acquaint and reacquaint themselves with their portfolios, Crystallex expects they will proceed quickly with the issuance of the permit.”

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2009 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	February 1, 2007	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer